Opportunity to invest in Lumina

Inbox ×

Lumina <hello@getlumina.com>
to me

Hey Raymond,

I'm Raymond – one of the cofounders at Lumina.

On Wednesday, we'll be sending a customer-only invitation to invest in Lumina. You'll have a chance to own shares in Lumina and be a part of our future growth.

As a customer, you'll have early access to invest in Lumina at a discounted rate. Your invitation will be sent on **Wednesday, March 31 at 9 AM ET**.

Lumina is growing at an astronomical rate. We launched just 6 months ago and have already grown to $3 million in annualized revenue (excluding our Indiegogo campaign). Above all, it's our early supporters like yourself that made this all possible.

Looking at the bigger picture, Lumina's mission is to build the smart home office. Webcams are our first product, and with your support, there'll be many more to come.

Temperature	Security	Exercise	Sleep	Work
nest	ring	PELOTON	EIGHT SLEEP	LUMINA

Thanks,
Raymond
Cofounder at Lumina

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Legal notice: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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Invest in Lumina – starting today Inbox ×

Lumina <hello@getlumina.com>
to me

Hey Raymond,

Lumina is growing at an astronomical rate, and we'd love for you to be a part of it.

Invest here: https://wefunder.com/lumina

Between now through April 4, for customers only, you'll have the opportunity to invest at a discounted valuation ($30M valuation instead of $40M valuation).

Why invest in Lumina?

1. Lumina is growing incredibly quickly. We launched just 6 months ago and are already generating $3 million in annualized revenue – that's excluding our Indiegogo campaign.
2. Lumina is an indispensable daily tool. We're showing strong usage (4+/day) and satisfaction scores (4.6/5), and we've barely scratched the surface in our initial $15 billion market.
3. People need better tools for remote work. Our mission at Lumina is to build the smart home office, and webcams are just our very first product.

We've chosen to do a community round (instead of raising from large institutions) because it's our early supporters that made our company possible, and it'll be the same customers that drive our future as a company.

We're excited for you to join us on this journey!

Thanks,
Mike & Raymond
Cofounders at Lumina

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Announcing Lumina's recent investors Inbox x

Raymond Lei <hello@getlumina.com>
to me

Hey Raymond,

I'm excited to share three new investors in Lumina:



Harpreet Rai
CEO of Oura Ring



Eric Ries
Author of Lean Startup and CEO of LTSE



Andy Hoang
CEO of Aviron Interactive

We're excited to put together such an incredible team to reinvent the home office.

If you're interested in investing as a customer, you'll have the opportunity to own shares at a discounted price.

Invest here: https://wefunder.com/lumina

Lumina is growing quickly, and we'd love for you to be a part of it.


$3M run rate in 6 months,
growing 20% month-over-month
0
OCT
NOV
DEC
JAN

Our mission at Lumina is to build the smart home office. Webcams are our first product, and with your support, there'll be many more to come.

Thanks,
Raymond
Cofounder at Lumina

A conversation with Eric Ries Inbox ×

Raymond Lei
to me

Hey Raymond,

Yesterday, I had a conversation with Eric Ries, our advisor and investor, about Lumina's business and growth prospects. Watch it here:



Something that we talk about, and a big reason we founded Lumina, is that the biggest companies in our market are slow and haven't changed in years. Lumina aims to disrupt this status quo.


But the home office is dominated by
legacy companies
50+ year old manufacturers selling decade-old products
The most popular webcam (C920) was released in 2012

Invest in Lumina

As a customer, you'll have the opportunity to purchase shares at a discounted price. As a benefit to early customers, you'll be able to purchase shares at a discounted price.

Invest here: https://wefunder.com/lumina

Our mission at Lumina is to build the smart home office. Webcams are our first product, and with your support, there'll be many more to come.

Thanks,
Raymond
Cofounder at Lumina

Last day to invest in Lumina Inbox x

Lumina <hello@getlumina.com>
to me

Hey Raymond,

Today is the last day to join Lumina's customer-only investment round.

Invest here: https://wefunder.com/lumina

Thanks,
Mike & Raymond
Cofounders at Lumina

-

Legal notice: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

-

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